March 18, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CombiMatrix Corporation Registration Statement on Form S-1 Registration No. 333-208704 (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Ladenburg Thalmann & Co. Inc. as representatives of the several underwriters, respectively request that the effective date of the Registration Statement filed by CombiMatrix Corporation be accelerated and that such registration become effective at 4:30 p.m., Washington Eastern Standard Time, on March 18, 2016, or as soon thereafter as practicable.  In connection with the foregoing, please be advised that the Preliminary Prospectus, dated March 18, 2016, has been distributed to approximately 150 underwriters, dealers, institutional investors and others.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement including the applicable Prospectus delivery requirements contained in the Securities Act and the Securities Exchange Act of 1934.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Nicholas Stergis
Title:	Managing Director